Exhibit 21

SUBSIDIARIES OF GRYPHON DIGITAL MINING, INC.

Name of Subsidiary	Jurisdiction of Incorporation
Ivy Crypto, Inc.	Delaware
Gryphon Opco I LLC	Delaware
Gryphon Opco II LLC	Delaware
2670786 Alberta Ltd.	Canada